

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Yan Lin
Chief Executive Officer
Jintai Mining Group, Inc.
c/o Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022

>   **Re: Jintai Mining Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **File No. 333-168803**
>   **Filed November 30, 2010**

Dear Mr. Lin:

        We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In prior comment 3, we asked whether you would be conducting the two offerings concurrently or sequentially. In your response, you indicate that you intend to use the two prospectuses "currently." We assume that you meant concurrently. Please adivse.

Summary Financial and Operating Data, page 6

2.   Please revise your disclosure here and throughout the document to clarify the legal entity you have presented for each period and why such entity is presented for each respective period.

Risk Factors, page 11

Mining Operations are Highly Susceptible to Hazardous Weather Conditions, page 11

3.   We note your response number 15. Revise the heading to clarify that you are also impacted by seasonal weather conditions as well.

"The actual output at our Ore Mine exceeds the annual capacity allowed...," page 12

4.   We note your response to prior comment 16. Please quantify that amounts paid to the PRC authorities related to your proportionate resource fees and specify if you account for such amounts using the accrual or cash basis.

"All but one member of our current management team have no experience in managing and operating a public company…," page 15

5.   We note your disclosure that you are obligated to hire a qualified chief financial officer to enable you to meet your ongoing reporting obligations as a U.S. public company. In order to enhance our understanding of how you prepare your financial statements, please clarify for us the following:

   • If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

   • If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

6.   We would like to understand more about the background of the people who are currently primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

   • what role he or she takes in preparing your financial statements;

   • what relevant education and ongoing training he or she has had relating to U.S. GAAP;

   • the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

7.   We also note from your disclosure on page 91 that you maintain an audit committee; however, you do not appear to describe an audit committee financial expert. Please describe to us in detail the extent of the audit committee's U.S. GAAP knowledge.

Risks Related to Our Corporate Structure, page 16

Huanjiang Jintai may terminate the Consulting Services Agreement . . ., page 18

8.   We note your new risk factor included in response to comment 16 from our letter dated
        September 10, 2010. Please explain to us, and disclose as applicable, on what grounds you
        would be entitled to auction HJM's interest in Huanjiang Jintai in the event that Huanjiang
        Jintai terminates the Consulting Services Agreement under Section 7.2, including Section
        7.2.5. In this regard, we note that the pledge agreement will terminate pursuant to Section
        3.1 when "Jintai Mining satisfies all its obligations under the Consulting Services
        Agreement." It appears that Jintai can satisfy such condition by terminating the Consulting
        Services Agreement in the event of a material adverse change or any of the other conditions
        included in Section 7.2 of the Consulting Services Agreement.

"Failure to abide by certain requirements with regard to transfer of certain state-owned assets…,"
page 22

9.   We note your response to prior comment 19, which indicates that Guangxi General
        Institutes transferred its equity interest in Huanjiang Jintai to Kuizhong Cai. As previously
        requested, please tell us and disclose which operating entities were owned by Shaoguan
        Jinteng and Guangxi General Bureau on November 27, 2003, and describe the nature and
        terms under which these entities were assigned ownership. In doing so, tell us if Shaoguan
        Jinteng continues to hold a 70% interest in Huanjiang Jintai and, if not, specify the terms of
        in which Shaoguan Jinteng disposed of its interest in Huanjiang Jintai.

10.   We note your response to prior comment 20, which specifies that Guangxi General
        Institutes transferred its equity interest in Huanjiang Jintai to Kuizhong Cai. As previously
        requested, please tell us the terms and conditions of the transfer. For example, specify the
        amounts of compensation that Kuizhong Cai paid to the state agency to acquire the shares
        or indicate the reasons why Guangxi General Bureau chose to transfer the shares to
        Kuizhong Cai. In doing so, specify the process in which the state sold its interest in
        Huanjiang Jintai and clarify if Kuizhong Cai was the highest bidder.

Dividend Policy, page 34

11.   We note your response to comment 24 from our letter dated September 10, 2010, and your
        added disclosure at page 34. Please also provide a page number reference to your risk
        factor disclosure regarding limitations on the payment of dividends.

Management's Discussion and Analysis, page 38

Six months Ended September 30, 2010 Compared with Six months Ended September 30, 2009, page 38

Revenues, page 38

12.   We note your tabular disclosure of unit sales prices for most of your major products for the six months ended September 30, 2010 and September 30, 2009. We also note your disclosure of quantities of each product sold for the six months ended September 30, 2010. Please disclose the unit sales prices for all of your products sold, including oxidized ores and tailings for the six months ended September 30, 2010 and September 30, 2009, as well as the quantities of each product sold for the six months ended September 30, 2009.

Cost of Goods Sold, page 39

13.   We note you attribute the decrease in your cost of goods sold for the six month period ended September 30, 2010 compared to 2009 to favorable product mix. Please tell us how you considered discussing the cost of goods sold separately for each product you sell.

Income Tax, page 40

14.   We note your disclosure that income tax expense increased from $0.87 million for the six months ended September 30, 2009 to $2.41 million for the six months ended September 30, 2010. Please analyze the reasons for this material increase in income tax expense. In doing so, specify why your effective tax rate increased from approximately 13% for the six months ended September 30, 2009 to 21% for the six months ended September 30, 2010. As part of your response, please tell us how you considered whether such increase is a trend requiring additional disclosure pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009, page 41

Revenues, page 41

15.   We note you present revenues for "Traditional Products" and "Tailings," whereas your discussion of revenues for the six month period ended September 30, 2010 compared to 2009 discusses revenues for each of your products on a disaggregated basis. Please explain to us why these two presentations differ. As part of your response, please describe to us in detail how you have considered the guidance in Section III.B. of SEC Release No. 33-8350.

16.   We note your revised disclosure in response to prior comment 25, which indicates that the increase in sales of tailings resulted in increased revenues with a relatively small increase in cost of sales. Please clarify the specific costs that were reduced or eliminated as a result of your change in product mix. In doing so, please specify if there were changes to your headcount and or labor costs, as well as if you ceased depreciation on your land, plant, machinery and equipment to the extent they were not in use.

Liquidity and Capital Resources, page 43

For the Fiscal Year Ended March 31, 2010, page 43

Cash and Cash Equivalents, page 43

17.   We note your disclosure that there was a decrease in operating cash flow in fiscal 2010 compared to fiscal 2009 due to an accounting error related to a balance sheet reclassification. Please clarify if you made similar reclassifications for all periods presented. In addition, please discuss the business reasons with respect to the changes in cash flows from related parties.

18.   We note your response to prior comment 32. With respect to the issuance of $10 million convertible notes, please tell us:

- Why you did not record the funds held in escrow on your balance sheet as of September 30, 2010 and refer to ASC 210-45-4 when responding;

- Why you recorded only $7 million of your $10 million debt obligation associated with the sale of the convertible notes; and

- Provide us with your full accounting analysis under US GAAP for the notes and warrants issued.

Net Cash Provided by Financing Activities, page 44

19.   We note that you expect to receive $10,000,000 of convertible note proceeds from Mr. Zhong during the first week of December 2010. Please provide a relevant update in your next amendment.

Our History and Corporate Structure, page 52

20.   We note the diagram of your corporate structure indicates that Huanjiang Jinteng Mining
        Co., Ltd. is 80.26% owned by Kuizhong Cai. Please modify this diagram to reflect the
        equity owners of the remaining 19.74% interest in Huanjiang Jinteng Mining Co., Ltd.

Our Mining and Processing Operations, page 57

21.   We note your response to comment 48 from our letter dated September 10, 2010, as well as
        your revised disclosure at page 57. However, it does not appear that you have disclosed in
        this section the output limitations contained in your mining license. Therefore we reissue
        prior comment 48. In addition, please revise your cross reference to the risk factor
        addressing this issue to specifically indicate the caption and page number of the relevant
        risk factor. In the alternative, please explain why you believe that this information would
        not be material to investors considering the benefits and risks of your mining operations.

Consolidated Statements of Operations for the Six Months Ended September 30, 2010, page Q-2

22.   We note you have presented earnings per share before non-controlling interest. Please
        clarify for us the nature of your non-controlling interest and where you have presented the
        non-controlling interest in your consolidated balance sheet and statement of stockholders'
        equity.

23.   Please tell us how you considered the disclosures required by ASC 260-10-50-1. In this
        regard, you have issued convertible notes and warrants, so it would appear you either have
        dilutive securities outstanding or such securities are currently anti-dilutive.

Consolidated Statements of Cash flows for the Six Months Ended September 30, 2010, page Q-4

24.   Please clarify why your cash provided from convertible notes is reflected as $7 million
        rather than the $10 million received in connection with the financing. In doing so, refer to
        ASC 210-45-4 and clarify why you have not classified the $3 million held in escrow as
        restricted cash on your balance sheet and separately reflected this $3 million use of cash on
        your statement of cash flows.

Notes to interim Financial Statements, page Q-5

General

25.   We note that your effective tax rate changed during the six months ended September 30, 2010 compared to the six months ended September 30, 2009. Please disclose the reasons for the significant variation in the customary relationship between income tax expense and pre tax accounting income. Refer to ASC 740-270-50-1.

Notes to Financial Statements, page F-7

General

26.   We note your revised disclosure on page Q-23 in response to prior comment 74. The revised disclosure indicates that Huanjiang Jintai Mining Co Limited sold oxidized ore to Guangzhou Xiangguang Corporate Management Co. Ltd.   Please clarify the business reasons why Guangzhou Xiangguang Corporate Management Co. Ltd purchases ore and indicate if this intercompany transaction is eliminated in the consolidated results of Jintai Mining Group Inc.

27.   We note your response to prior comment 75 which indicates that you revised the disclosure on page F-8. However, your amended filing does not appear to address our prior comment. We reissue prior comment 75 in its entirety. If you make changes in your disclosure when filing your amended report, please include the relevant changes in your response letter as well.

        We did note your disclosure on page 75 which indicates that as a mining enterprise you are required to restore the land to a state appropriate for use by reclamation, re-planting trees or grasses or such other measures as are appropriate to the local conditions. Please clarify if these requirements are deemed asset retirement obligations and asset retirement costs in accordance with ASC 410-20-20. If applicable, tell us and disclose the amounts associated with your asset retirement obligations and asset retirement costs.

Inventories, page F-6

28.   We note your revised disclosure in response to prior comment 78 which specifies that ore at the mill inventory contains depreciation related to smelting facility. Please clarify why you capitalize depreciation of your smelting facility as part of the cost of ore at your mill as it appears from your filing that the costs of smelting is incurred after the ore has left the mill.

29.   We also note that you capitalize costs associated with tailing inventory. Please tell us how
        you assign value to the physical quantities of tailings inventory sold and remaining in
        ending inventory. In addition, please quantify the cost of inventory associated with the sale
        of 315,918 tons of tailings in fiscal 2010 as well as the total inventory cost remaining at
        March 31, 2010. Finally, please provide a reconciliation of your tons of tailings as of
        March 31, 2009 thru March 31, 2010. This reconciliation should include the beginning
        quantities, additional production, and quantities sold to arrive at total tons remaining in your
        tailings inventory.   Please provide similar information for the six month period ended
        September 30, 2010.

Accounts Receivable, page F-7

30.   We note your response to prior comment 79 does not appear to fully respond to our prior
        comment. Please tell us your basis for recording an allowance based on when a receivable
        is due. In this regard, your current disclosure implies you record an allowance for doubtful
        accounts at the time a sale is made based on the agreed payment terms at the outset of the
        arrangement.

Capitalized development and ore access costs, page F-7

31.   We note your revised disclosure in response to prior comment 80 which specifies that costs
        related to expansion of reserves is included in inventory. Please clarify the criteria you use
        to determine whether activities to expand reserves at your producing mines are exploration
        costs or development costs.

Revenue Recognition, page F-8

32.   We note that you sell your products pursuant to contracts entered into with customers.
        Please disclose the mechanism in which pricing is determined for each of your major
        products and clarify if there are any changes to pricing after delivery has occurred. For
        example, clarify if revenue or receivables are adjusted for changes in spot or forward rates
        or if your customer determines the product did not meet the minimum grade required.

Foreign Currency Translation, page F-9

33.   We note your response to prior comment 81 which specifies that your amended filing was
        modified in response to this comment. However, the related disclosure in your amended
        filing remains unclear. Please clarify your existing disclosure which specifies that
        monetary assets and liabilities denominated in currencies other than the US Dollar are
        translated at exchange rates on the balance sheet date and recorded in other comprehensive
        income. Please consider disclosing your accounting treatment for translating monetary
        assets and liabilities denominated in currency other than your functional currency in lieu of
        disclosing your policy of translation monetary assets and liabilities denominated in a
        currency other than the US Dollar. Refer to ASC 830-20-35-1.

Note 6 Other Receivables, page F-12

34.   We note your revised disclosure in response to prior comment 83. Please clarify why you
        provide employee advances to sales personnel to procure raw materials. In addition, please
        clarify if you expense or capitalize the amounts advanced to your sales and procurement
        personnel and subsequently spent.

Note 13 Income Taxes, page F-14

35.   We note the revised changes made to your amended filing in response to prior comment 85
        whereby you disclosed that from 2004 to 2010, you were subject to a preferential tax
        policy.   Please disclose the aggregate dollar and per share effects of this tax holiday and
        briefly describe the factual circumstances including the date on which the special tax status
        will terminate. Refer to SAB Topic 11C.

Note 13 Capital Transaction, page F-16

36.   We note your revised disclosure in response to prior comment 87 which specifies that
        Kuizhong Cai owns 95% registered capital of Huanjiang Jinteng Mining Co., Ltd. In
        addition, the tabular disclosure implies that Huanjiang Jinteng Mining Co., Ltd owns
        76.67%, and Shaoguan Jinteng Mining Co. owns 23.33% of the equity interests in your
        operating entity, Huanjiang Jintai Mining Co, Ltd. Please reconcile these disclosures to the
        following;

        • The diagram on page 53 and elsewhere in your filing which indicates that Kuizhong
          Cai, owns 80.26% of Huanjiang Jinteng Mining Co., Ltd; and

        • The diagram on page 53 and elsewhere in your filing which indicates that your
          operating entity, Huanjiang Jintai Mining Co. Ltd,. is 100 owned by Huanjiang Jinteng
          Mining Co., Ltd.

Note 16 Segment Information, page F-17

37.   We note your response to prior comment 88 which specifies that your chief operating
       decision maker does not receive segregated information regarding exploration, mining and
       smelting and key decisions are made on the entity as a whole. However, we note that you
       have adjusted your strategy based on changing market conditions. In this manner, we note
       that you temporarily discontinued the sale of zinc dust and sand, sulfuric acid, zinc oxide,
       lead and zinc concentrates and pyrites. Instead, you processed raw ores for other smaller
       mining companies and focused on the sale of tailings as your main revenue driver. Please
       clarify how you chief decision maker was able to make these business and economic
       decisions without reviewing specific financial information on the various activities, such as
       mining, milling, and smelting, conducted in your vertically integrated company. We reissue
       prior comment 88 in its entirety. As part of your response, please provide us all of the
       reports and results reviewed by your chief operating decision maker.

38.   We note you sell a number of different products due to your vertically integrated nature.
       Please tell us how you considered the product disclosures required by ASC 280-10-50-40.

Exhibit 99.1

39.   We note that paragraph 20 of PRC counsel's opinion states that the opinion is "strictly
       confined to [the company's] use" and "shall not be quoted . . . or . . . referenced . . . without
       [Dacheng's] express prior written consent." Such language suggests that investors are not
       entitled to rely on the opinion. Please obtain and file a revised opinion that does not include
       such limitations on reliance, or explain why they are necessary and appropriate.

Engineering Comments

40.   We note your response to prior comment 92, in particular your inclusion of a technical
       report as part of your filing. It appears that you have not filed a complete report. Please
       refile this report in its entirety. In addition please provide us with a description of all your
       metallurgical processes and facilities along with your operational costs, capital costs, and
       cash flow analysis along with your information that establishes the legal, technical, and
       economic feasibility of your materials designated as reserves, as required by Section C of
       Industry Guide 7 or pursuant to Rule 418(a) and (b) of Regulation C. The information
       requested includes, but is not limited to:

       •   Property and geologic maps

       •   Description of your sampling and assaying procedures

       •   Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).
If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

41.   We note your response to prior comment 94 disclosing your salable products and unit prices received on pages 56 and 57. Please present in a tabular format, your annual mine production for the last three years, detailing the tonnage and grade for your Shangchao mine, the ore purchased from other mines in which you brokered and/or processed their ores, and your sales to other concentrators which may have processed your ores. In addition, please include your concentrator production in a separate table which shows the ore processed by each of your concentrators illustrating the received tonnage and grade, separately showing your internal sources and external ore sources, the resulting concentrate tonnage and grade, and any tailings sold for the last three years. In a third table please present the annual smelter production, showing your internal and external concentrate sources, their respective tonnage and grade and your resulting salable products for the last three years.

42.   We note your response to prior comment 101 and your revision to your amended filing
        regarding your tailings facilities which have a capacity of 300 and 600 cubic meters. Please
        clarify that the Yagang Concentrator has an ultimate tailings capacity of 600,000 cubic
        meters, the Xingda Concentrator has an ultimate capacity of 300,000 cubic, and your
        planned new tailings facility will have an ultimate capacity of 600,000 cubic meters.

Ore Mine Operations, page 58

43.   The cutoff grade is a critical component used to evaluate the potential of the mineral
        properties. Please disclose the commodity prices, operating costs and recovery parameters
        used to determine your cutoff grade estimate. Please show that this calculation
        demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable
        prospects for economic extraction. In establishing your cut-off grade, your disclosure must
        realistically reflect the location, deposit scale, continuity, assumed mining method,
        metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year
        historic average.

44.   We note your ore reserves are calculated as of June 30, 2010. Please report your reserves so
        as to coincide with your fiscal year end.

Tailings, page 68

45.   We note you use the term leaching in describing your tailings products. Please clarify that
        your tailings material is the residual gangue/waste product resulting from your
        concentrating activities and not slag from your smelting operations. In addition, please
        explain how your leaching operations are related to your other processing facilities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Act of 1933 and all
applicable Securities Act rules require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy
of the disclosures they have made.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with any engineering questions. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Arthur Marcus, Esq.
        (212) 980-5192